EXHIBIT 22.1

LIST OF GUARANTOR SUBSIDIARIES

The following subsidiary of Angel Oak Mortgage REIT, Inc. (the “Company”) was a guarantor of the Company’s 9.500% Senior Notes due 2029 and the Company’s 9.750% Senior Notes due 2030:

NAME OF GUARANTOR SUBSIDIARY	JURISDICTION OF INCORPORATION
Angel Oak Mortgage Operating Partnership, LP	Delaware